

March 18, 2011

Via Email
Haoji Xia
Chief Executive Officer
FitwayVitamins, Inc.
c/o Chongquing Zhongbao Investment Group Limited Liability Company
No. 7 Minsheng Road, Yuzhong District
Chongqing, The People's Republic of China

      Re: FitwayVitamins, Inc.
                  Item 4.01 Form 8-K
                  Filed March 16, 2011
                  File No. 0-54204

Dear Mr. Xia:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed March 16, 2011

1. We note from your disclosure in Form 10-K for the year ended October 31, 2010 that you concluded that your internal control over financial reporting was not effective because of material internal control weaknesses. Please tell us why the material weaknesses are not reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K. Refer to Question 111.04 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2. We note that DJG's reports on your financial statements for the years ended October 31, 2010 and October 31, 2009 contained explanatory paragraphs regarding your ability to continue as a going concern. We also note that you disclosed that DJG's reports were not

qualified or modified as to uncertainty, audit scope, or accounting principles. Please revise your disclosure to remedy this apparent inconsistency or explain this matter to us in more detail. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K and Question 111.05 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. Please file an updated letter from DJG as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief